Mail Stop 3561

				September 16, 2005

By Facsimile and U.S. Mail

Mr. Robert R. Chapman III
Principal Executive Officer
Bank of the James Financial Group, Inc.
615 Church Street
Lynchburg, VA 24504

		Re:	Bank of the James Financial Group, Inc.
			Form 10-KSB for the year ended December 31, 2004
			Filed April 5, 2005
			File No. 0-50548

Dear Mr. Chapman:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is
unnecessary.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








December 31, 2004 Form 10-KSB

Item 7 - Financial Statements, page 25

Consolidated Statements of Changes in Stockholders` Equity, page
31

1. Please revise your filing to include a Consolidated Statement of
Changes in Stockholders` Equity for 2003. Note that Item 310(a) of
Regulation S-B requires an audited statement of changes in stockholders` equity for each of the two fiscal years preceding the date of your latest audited balance sheet.

Note 20 - Stock Split, page 50

2. We see on January 13, 2005, the board of directors of Financial declared a 50% stock dividend on Financial`s common stock and see the
payment date for the stock dividend was March 4, 2005.   Also, we
note Financial declared a 10% stock dividend payable on January
27,
2004. Please revise your financial statements to give retroactive effect to the referenced stock dividends or tell us why you believe no revisions are necessary. Refer to SAB Topic 4(c).

June 30, 2005 Form 10-QSB

Item 3.  Controls and Procedures, page 17

3. We note your statement that the principal executive officer and principal financial officer have performed an evaluation of your disclosure controls and procedures within 90 days of the filing date of your quarterly report. Please revise your disclosure in future filings to state your conclusions as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Release No.
33-8238.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. ```````````````````````````````````````````````
Please file your response letter on EDGAR as a correspondence file.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-
3337.
Any other questions regarding disclosure issues may be directed to the undersigned at (202) 551-3716.


                Sincerely,



		          William Choi
                                  Accounting Branch Chief
`


Mr. Robert R. Chapman III
Bank of the James Financial Group, Inc.
September 16, 2005
Page 3